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DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM
August 8, 2017

VIA EDGAR

Sally Samuel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	The GDL Fund

(File Nos. 333-213902 & 811-21969)

Dear Ms. Samuel:

Thank you for your oral comments on April 11, 2017 regarding Pre-Effective Amendment No. 1 to the registration statement on Form N-2 filed by The GDL Fund (the “Fund”) on February 16, 2017 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”). We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement, which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the initial filing of the Registration Statement.

Your comments are summarized in bold, followed by the Fund’s responses. Capitalized terms not otherwise defined have the meanings ascribed to them in the Registration Statement.

Sally Samuel

August 8, 2017

Comments and Responses

1.	Please consider including risk disclosure regarding investments in defaulted securities in the summary portion of the prospectus.

The Fund has made the requested change.

2.	Please supplementally confirm to us that the Fund will cover the full notional amount of any credit default swap it writes or sells.

The Fund confirms that, as contemplated under the heading “Investment Objective and Policies—Leverage” in the prospectus, if it is the “protection seller” in a credit default swap transaction it will cover the full notional amount of such credit default swap in accordance with applicable interpretations of the Commission’s staff.

3.	Under the heading “Risk Factors and Special Considerations—General Risks—Forward Foreign Currency Exchange Contracts” in the prospectus, please clarify the reference to segregating liquid assets equal to a contract’s full notional value in light of the differing nature of long versus short contract positions.

The Fund has made the requested clarification.

4.	In the chart the Fund includes in the prospectus illustrating its fulcrum fee, please revise the examples to reflect more current levels of T-Bill Index total returns.

The Fund has made the requested revisions.

5.	Under the heading “Closed-End Fund Structure” in the prospectus, please explain why the Fund deleted the sentence indicating that the Board may consider converting the Fund to an open-end fund.

The Fund deleted the referenced sentence because it does not expect that the Board would consider converting the Fund to an open-end fund as a discount mitigation technique.

* * * * * * *

Sally Samuel

August 8, 2017

The Fund notes that it deleted certain disclosures in the prospectus with respect to return of capital distributions as they relate to the Fund’s preferred shares in view of there not historically having been return of capital distributions to preferred shareholders and the Fund’s belief that such distributions would be unlikely to occur in the future. Additionally, the Fund anticipates requesting the acceleration of the effectiveness of the Registration Statement so that the Registration Statement may become effective by August 15, 2017.

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon